July 22, 2010
VIA EDGAR
Ms. Kathryn McHale
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561

Re:	Isabella Bank Corporation
Form 10-K
Filed March 11, 2010
File No. 000-18415

Form 10-Q
Filed May 7, 2010
File No. 000-18415
Dear Ms. McHale:
     This letter responds to your letter of June 30, 2010 regarding the filings referenced above for Isabella Bank Corporation (the “Corporation”). By letter dated July 6, 2010, the Corporation confirmed its counsel’s conversation of the same date with Ms. Chris Harley regarding the Corporation’s request to extend the time to respond to your letter. As discussed with Ms. Harley, the staff of the Securities and Exchange Commission (the “Staff”) allowed the Corporation to respond by July 22, 2010, instead of within the 10 business days indicated in your June 30, 2010 letter.
     For your convenience, each of your comments in your June 30, 2010 letter is set forth below in bold print immediately prior to the Corporation’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors
1.	Please review your risk factor headings and revise future filings to clearly identify the actual risk to shareholders in the heading of each risk factor.
     Response: The Corporation acknowledges the Staff’s comment and confirms that in future filings the Corporation will, where appropriate, revise its risk factor headings to clearly identify the actual risks to shareholders.

Ms. Kathryn McHale

July 22, 2010
Item 10. Executive Compensation
Compensation Discussion and Analysis, page 8
2.	We note your disclosure in response to Item 402(s) of Regulation S-K on page 8 of your proxy statement. Please describe the process you undertook to reach the conclusion that the Corporation’s compensation programs are not reasonably likely to have a material adverse effect on the Corporation’s results of operations.
     Response: During the first quarter of 2010, the management of the Corporation (“Management”) conducted an analysis of the Corporation’s compensation programs as of December 31, 2009 to determine whether such programs are reasonably likely to have a material short- or long-term adverse effect on the Corporation’s results of operations. Management believes that incentive compensation programs have the potential to encourage excessive or imprudent risk taking of a material nature. Accordingly, although Management reviewed all of the Corporation’s compensation programs, Management paid particular attention to the Corporation’s incentive compensation programs that provide for variable incentive payments tied to performance measures.
     The Corporation had one incentive compensation program as of December 31, 2009, the Senior Executive and Management Incentive Compensation Plan (the “Executive Incentive Plan”). Effective January 1, 2010, the Corporation adopted a new incentive program for full-time employees who are not eligible to participate in the Executive Incentive Plan (the “Non-Executive Incentive Plan”). Management analyzed the risks associated with each of these two incentive compensation plans (collectively, the “Incentive Plans”) primarily in light of the Proposed Incentive Compensation Guidance released by the Board of Governors of the Federal Reserve System in October of 2009 (the “Guidance”).1 Management considered in its analysis the Guidance’s general principle that incentive compensation should not reward short-term revenue or profits in a manner that creates a misalignment of employee interest with the long-term well being and safety and soundness of the Corporation. Management focused its analysis of the Incentive Plans by applying the following three specific principles in the Guidance with which incentive compensation plans should comply, and concluded as follows.
Principle One: Incentive compensation plans should provide incentives that do not encourage excessive risk taking beyond the Corporation’s ability to effectively identify and manage.
Management found that neither of the Incentive Plans encourages excessive risk taking. The Guidance instructs that the potential for an incentive compensation plan to encourage employees to take excessive risks may be high if employees’ incentive compensation payments are

[1]	On June 21, 2010, the Board of Governors of the Federal Reserve System announced that it was adopting the Guidance in final form and retaining the same key principles embodied in the proposed Guidance with a number of adjustments and clarifications that address matters raised in comments on the proposed Guidance.

Ms. Kathryn McHale

July 22, 2010
determined by firm-wide performance measurements, such as profitability. Additionally, the Guidance instructs that an incentive compensation program is less likely to affect an employee’s risk-taking behavior if incentives represent a small portion of an employee’s total compensation. Management applied these concepts to the Incentive Plans and found that (1) incentive compensation paid pursuant to the Non-Executive Incentive Plan will be based entirely on Corporation-wide performance measures, (2) 65% of the incentive compensation paid pursuant to the Executive Incentive Plan is based on Corporation-wide performance measures and 35% is based on personal performance measures, and (3) incentive compensation paid pursuant to the Executive Incentive Plan does not, and incentive compensation paid pursuant to the Non-Executive Incentive Plan will not, represent a significant portion of any employee’s total compensation. Accordingly, Management concluded that, in accordance with the Guidance, neither of the Incentive Plans encourages excessive risk taking.
Principle Two: Incentive compensation plans should be compatible with effective controls and risk management.
Management found that all incentive compensation paid pursuant to the Non-Executive Incentive Plan will be based on the Corporation’s financial results and that 65% percent of the incentive compensation paid pursuant to the Executive Incentive Plan is based on the Corporation’s financial results. Management concluded that controls over financial reporting required by applicable law, including the Sarbanes-Oxley Act and the Federal Deposit Insurance Corporation Improvement Act, provide a robust control structure for the Corporation and mitigate risks related to the Incentive Plans. Additionally, Management concluded that the Corporation’s internal risk committees for credit, investments, liquidity and interest sensitivity as well as the Audit Committee provide adequate oversight of significant risks and controls. Therefore, Management concluded that the Incentive Plans are compatible with the Corporation’s effective controls and risk management.
Principle Three: Incentive compensation plans should be supported by strong corporate governance, including active and effective oversight by the Board of Directors.
Management recognized that the Board of Directors designed the Incentive Plans pursuant to the guiding principle that employees should be encouraged to be aware of and involved in the Corporation’s financial performance. Management further recognized that the Board of Directors specifically designed the Incentive Plans to align a small portion of employee total compensation with the return to shareholders without taking excessive risks. Management concluded that both of these facts indicate that the Board of Directors’ role in the Incentive Plans was initially active and effective. In addition, Management recognized that the Board of Directors has reviewed and approved the Executive Incentive Plan annually and will review both of the Incentive Plans at least annually. Accordingly, Management concluded that the Incentive Plans are supported by strong corporate governance, including continued active and effective oversight by the Board of Directors.

Ms. Kathryn McHale

July 22, 2010
     Based on its analysis under the Guidance and its review of the Corporation’s compensation programs generally, Management concluded that the Corporation’s compensation programs are not reasonably likely to have a material adverse effect on the Corporation’s results of operations.
     Management reported its analysis and conclusion to the Corporation’s Compensation and Human Resource Committee (the “Committee”). The Committee thoroughly reviewed Management’s report and independently determined that the Corporation’s compensation programs are not reasonably likely to have a material adverse effect on the Corporation’s results of operations.
3.	Advise how the particular bonus awards were determined for 2009. In your response and in future filings disclose any targets for EPS, operating performance, shareholder returns or other strategic goals. Disclose the actual target and the actual performance obtained for each target. See Instruction 4 to Item 402(b) of Regulation S-K.
     Response: Bonus awards shown in the Summary Compensation Table that were paid in 2009 were determined pursuant to the terms of the Executive Incentive Plan, as follows. Bonus awards paid under the Executive Incentive Plan in 2009 were determined by reference to seven performance measures that related to services performed in 2008. The maximum award that may be granted under the Executive Incentive Plan to each eligible employee equals 10% of the employee’s base salary (the “Maximum Award”). The payment of 35% of the Maximum Award was conditioned on the eligible employee accomplishing personal performance goals that were established by such employee’s supervisor as part of the employee’s annual performance review. Each of the employees who were eligible to participate in the Executive Incentive Plan in 2008 accomplished his or her personal performance goals and was accordingly paid 35% of the Maximum Award in 2009. The payment of the remaining 65% of the Maximum Award was conditioned on the achievement of Corporation-wide targets in the following six categories: (1) earnings per share (weighted 40%); (2) net operating expenses to average assets2 (weighted 15%); (3) FTE net interest margin, excluding loan fees (weighted 15%); (4) in-market deposit growth (weighted 10%); (5) loan growth (weighted 10%); and (6) exceeding peer group return on average assets (weighted 10%). The following chart provides the 2008 target for each of the foregoing targets that were used to determine bonus awards that were paid in 2009, as well as the performance obtained for each target.

[2]	For purposes of the Executive Incentive Plan, net operating expenses equals the Corporation’s operating expenses, less: FDIC insurance premiums, director fees, incentive compensation, voluntary foundation contributions (amount in excess of withdrawals to cover “normal” donations), deposit premium write-offs, gains from insurance death benefits, and non-interest income excluding investment gains and losses.

Ms. Kathryn McHale

July 22, 2010

	2008 Targets				2008
Target	25.00%	50.00%	75.00%	100.00%	Performance
Earnings per share	$1.21	$1.25	$1.29	$1.33	$0.55
Net operating expenses to average assets	2.19%	2.18%	2.17%	2.16%	2.25%
FTE Net Interest Margin	3.49%	3.51%	3.53%	3.55%	3.69%
In market deposit growth	4.50%	5.00%	5.50%	6.00%	-8.02%
Loan growth	5.50%	6.00%	6.50%	7.00%	4.14%
Exceeding peer group return on average assets	0.28%	0.28%	0.29%	0.30%	0.37%
     The Corporation confirms that in future filings the Corporation will disclose appropriate targets and performance for its bonus awards pursuant to Item 402(b) of Regulation S-K.
4.	Please explain how the stock award determinations were made for 2009. Your CD&A should explain how you determined the amounts and why you chose to award the stock. Please also confirm that in future filings, you will include the disclosure required by Item 402(b) of Regulation 10-K.
     Response: Since 2007, the Corporation has reported as Stock Awards the payment of board fees of which inside directors defer pursuant to the terms of the Isabella Bank Corporation and Related Companies Deferred Compensation Plan for Directors (the “Directors’ Plan”). Pursuant to the terms of the Directors’ Plan, directors of the Corporation and its subsidiaries, including inside directors who are executive officers of the Corporation, are required to defer at least 25% of their earned board fees into the Directors’ Plan. The fees are converted to stock based on the fair market value of a share of common stock as of the relevant valuation date. Stock credited to a director’s account is eligible for stock and cash dividends as declared. Upon retirement from the board or the occurrence of certain other distribution events, a director is eligible to receive a lump-sum, in-kind distribution of all of the stock that is then in his or her account, and any unconverted cash is converted to and rounded up to whole shares of stock and distributed, as well. The Corporation determined in 2007 that, because the Directors’ Plan had been amended to allow only for in-kind, stock settlement, amounts deferred under the Directors’ Plan were reportable as Stock Awards. Accordingly, the Corporation has since 2007 reported as Stock Awards board fees of which inside directors defer to the Directors’ Plan. Prior to 2007, the Corporation reported inside Directors’ deferred board fees as salary.
     Upon further review, the Corporation now believes that board fees the payment of which inside directors defer to the Directors’ Plan are properly reportable as salary and should not be reported as Stock Awards. The Corporation believes that this conclusion is consistent with the Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K and with the Staff’s response to Question 119.03 of the Compliance and Disclosure Interpretations: Regulation S-K.

Ms. Kathryn McHale

July 22, 2010
     Therefore, based on the foregoing, the Corporation respectfully submits that the Corporation does not provide Stock Awards as an element of its compensation program and that the Corporation’s reporting regarding the Directors’ Plan has disclosed all material relevant information regarding the Directors’ Plan and the benefits provided thereby. Therefore, the Corporation respectfully advises the Staff that it believes that it is unnecessary for the Corporation to explain how stock award determinations were made for 2009.
     The Corporation confirms that in future filings the Corporation will include all disclosures required by Item 402(b) of Regulation S-K.
Summary Compensation Table, page 12
5.	In future filings include the aggregate grant date fair value of stock awards. See Item 402(c).
     Response: The Corporation respectfully directs the Staff to the Corporation’s response to Comment 4. The Corporation confirms that in future filings the Corporation will include all disclosures required by Item 402(c) of Regulation S-K.
6.	In future filings, please provide the tables required by Items 402(d) and (f) of Regulation S-K. Also provide an accompanying narrative discussion of the material factors involved in any grants of stock or options, such as a general description of the criteria applied in determining the amounts payable or a description of the performance-based conditions and any other material conditions applicable to the award. Where appropriate, quantify the objective and the actual performance.
     Response: The Corporation respectfully directs the Staff to the Corporation’s response to Comment 4. Based on the Corporation’s response to Comment 4, the Corporation respectfully advises the Staff that it believes that it is unnecessary for the Corporation to provide the tables required by Items 402(d) and (f) of Regulation S-K. The Corporation confirms that in future filings the Corporation will include all disclosures required by Items 402(d) and (f) of Regulation S-K, if any.
Part II
Signatures
7.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.
     Response: Please be advised that the Corporation’s Principal Accounting Officer, Dennis P. Angner, executed Form 10-K as “President and Chief Financial Officer,” his titles at the Corporation. The Corporation will revise the signature page in future filings to identify Mr. Angner as the

Ms. Kathryn McHale

July 22, 2010
Corporation’s Principal Accounting Officer, as well. In view of the fact that the Principal Accounting Officer signed the Form 10-K in his capacity as Chief Financial Officer, we respectfully submit that the technical error on the signature page in failing to identify his services in the additional capacity as Principal Accounting Officer is immaterial and does not warrant an amendment of the previous filing.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Note 5 — Investment Securities, page 10
8.	Please expand the disclosure to present the contractual maturities of available for sale securities by major security type pursuant to ASC 320-10-50.
     Response: The Corporation acknowledges the Staff’s comment and confirms that in future filings the Corporation will expand its disclosure to present contractual maturities of available for sale securities by major security type pursuant to ASC 320-10-50. The Corporation confirms its counsel’s conversation on July 6, 2010 with Ms. Chris Harley during which Ms. Harley instructed the Corporation that the Staff will not require the Corporation to amend its Form 10-Q for the Quarterly Period Ended March 31, 2010, to address this comment.
Note 9 — Financial Instruments Recorded at Fair Value, page 14
9.	Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
     Response: The Corporation reviews the net realizable values of the underlying collateral for collateral dependent impaired loans on at least a quarterly basis for all loan types. To determine the collateral value, Management utilizes independent appraisals, broker price opinions, or internal evaluations. These valuations are reviewed to determine whether an additional discount should be applied given the age of market information that may have been considered as well as other factors such as costs to carry and sell an asset if it is determined that the collateral will be liquidated in connection with the ultimate settlement of the loan. The Corporation uses this valuation to determine if any charge offs or specific reserves are necessary. The Corporation may obtain new valuations in certain circumstances, including when there has been significant deterioration in the condition of the collateral, if the foreclosure process has begun, or if the existing valuation is deemed to be obsolete.
     The Corporation acknowledges the Staff’s comment and confirms that the Corporation will revise future filings to address the foregoing.

Ms. Kathryn McHale

July 22, 2010
10.	We note the disclosure under the heading Investment Securities which states that if quoted prices are not available, fair values are measured using independent pricing models adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss and liquidity assumptions. Please expand future filings to provide quantitative information about the inputs noted and the nature of the item being measured. Refer to ASC 820-10-55-22A & B regarding implementation guidance and illustrations.
     Response: The Corporation acknowledges the Staff’s comment and confirms that in future filings the Corporation will expand its disclosures to provide quantitative information about the inputs noted and the nature of the item being measured.
11.	Please revise your future filings to provide the disclosures required by ASC 310-10-50-15a for impaired loans. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.
     Response: The Corporation acknowledges the Staff’s comment and confirms that in future filings the Corporation will provide the disclosures required by ASC 310-10-50-15a for impaired loans.
Management’s Discussion and Ana1ysis of Financial Condition and Results of Operations
Non Performing Assets, page 24
12.	Please tell us and expand future filings to include the following:
•	a discussion of the composition of the ending balance of non-accrual loans by type;

•	if a few large credit relationships make up the majority of your non-accrual loans a discussion of general information about the borrower, type of collateral securing the loan, amount of total credit exposure outstanding, amount of the allowance allocated to the credit relationship, and why the company believes that the allowance is appropriate to provide for losses that may be incurred; and

•	Consider disclosing delinquency information on your portfolio and how the specific changes in delinquencies impacts your calculation of the allowance.
     Response: Loans are generally placed in nonaccrual status when they become 90 days past due, unless they are well secured and in the process of collection. Upon transferring the loans to nonaccrual status, the Corporation performs an evaluation to determine the net realizable value of the underlying collateral. The Corporation uses this evaluation to help determine if any charge offs or specific reserves are necessary. Loans may be placed back in accrual status after six months of performance.

Ms. Kathryn McHale

July 22, 2010
     The following table summarizes the Corporation’s nonaccrual loan balances by type as of the dates indicated (dollars in thousands):

	March 31	December 31
	2010	2009
Commercial and agricultural	$5,483	$5,810
Residential mortgage	2,706	2,657
Consumer installment	22	55

	$8,211	$8,522

Management reevaluates the net realizable value of the underlying collateral for all nonaccrual loans on at least a quarterly basis. If the loan’s carrying value exceeds the collateral’s net realizable value, a specific reserve is established or a charge off is performed.
Included in nonaccrual commercial and agricultural loans was one credit with a balance of $1.800 million as of March 31, 2010 and December 31, 2009. This credit, which is secured by undeveloped commercial real estate, was charged down by $1.325 million to its current carrying balance in January of 2009 when it was transferred to nonaccrual status. The amount of the charge off was determined as a result of an independent appraisal of the property. Management has determined that the net realizable value of this credit’s collateral exceeds the loan’s current carrying value and, as such, no additional specific reserve, or charge off, was necessary as of March 31, 2010. There are no other individually significant credits included in nonaccrual loans.
     The Corporation acknowledges the Staff’s comment and confirms that the Corporation will revise future filings to address the foregoing.
Restructured Loans, page 24
13.	Please revise to address the following in future filings:
•	Discuss how you identify loans to be restructured;

•	Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively) for these accruing restructured loans;

Ms. Kathryn McHale

July 22, 2010
•	Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.
     Response: The Corporation acknowledges the Staff’s comment and confirms that the Corporation will revise future filings to address the foregoing.
As requested in your June 30, 2010 letter, the Corporation acknowledges that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filings; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     We trust that we have adequately addressed your comments; however, should you have additional comments after reviewing our responses, please contact us and we will address those promptly.
Sincerely,

ISABELLA BANK CORPORATION
/s/ Dennis P. Angner
Dennis P. Angner
President, Chief Financial Officer and Principal Accounting Officer